UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 6)1

Autodesk, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

052769106

(CUSIP Number)

Michael D. Adamski, Esq.

Sachem Head Capital Management LP

250 West 55th Street, 34th Floor

New York, New York 10019

(212) 714-3300

Steve Wolosky, Esq.

Andrew Freedman, Esq.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 21, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 052769106

1	NAME OF REPORTING PERSON

Sachem Head Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,642,681
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

6,642,681
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,642,681
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.0%
14	TYPE OF REPORTING PERSON

IA

2

CUSIP NO. 052769106

1	NAME OF REPORTING PERSON

Uncas GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,642,681
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

6,642,681
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,642,681
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.0%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP NO. 052769106

1	NAME OF REPORTING PERSON

Sachem Head GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,696,043
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,696,043
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,696,043
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.7%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP NO. 052769106

1	NAME OF REPORTING PERSON

Scott D. Ferguson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,642,681
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

6,642,681
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,642,681
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.0%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP NO. 052769106

This statement constitutes Amendment No. 6 (“Amendment No. 6”) to the Schedule 13D relating to the common stock, par value $0.01 per share (the "Common Stock"), of Autodesk, Inc. (the "Issuer"), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 4, 2015 (the “Initial Schedule 13D”), as amended by Amendment No. 1 filed with the SEC on November 16, 2015, amended by Amendment No. 2 filed with the SEC on December 1, 2015, amended by Amendment No. 3 filed with the SEC on March 11, 2016, amended by Amendment No. 4 filed with the SEC on February 7, 2017, and amended by Amendment No. 5 filed with the SEC on June 19, 2017, on behalf of the Reporting Persons (as defined in the Initial Schedule 13D), to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On June 21, 2017, the Reporting Persons sold a portion of their position in the Issuer for portfolio management purposes because the position’s significant outperformance had caused it to become disproportionately large relative to the Reporting Persons’ other portfolio holdings.  As of the date of this Amendment No. 6, the Reporting Persons’ investment in the Common Stock of the Issuer remains the largest position in the Reporting Persons’ portfolio.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 220,391,696 shares outstanding, as of May 25, 2017, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 31, 2017.

A.	Sachem Head
(a)	As of the date hereof, 2,681 shares of Common Stock underlying vested RSUs were owned directly by Mr. Ferguson, which Sachem Head may be deemed to beneficially own. In addition, Sachem Head, as the investment adviser to the Sachem Head Funds, may be deemed to beneficially own the 6,640,000 shares of Common Stock held in the Sachem Head Funds.

Percentage: Approximately 3.0%

6

CUSIP NO. 052769106

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,642,681
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,642,681

(c)	Sachem Head has not entered into any transactions in the shares of Common Stock since the filing of Amendment No. 5 to the Schedule 13D. The transaction in the shares of Common Stock on behalf of the Sachem Head Funds since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
B.	SH Management
(a)	As the general partner of Sachem Head, SH Management may be deemed to beneficially own the (i) 6,640,000 shares of Common Stock held in the Sachem Head Funds and (ii) 2,681 shares of Common Stock underlying vested RSUs owned directly by Mr. Ferguson.

Percentage: Approximately 3.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,642,681
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,642,681

(c)	SH Management has not entered into any transactions in the shares of Common Stock since the filing of Amendment No. 5 to the Schedule 13D. The transaction in the shares of Common Stock on behalf of the Sachem Head Funds since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
C.	Sachem Head GP
(a)	As the general partner SH and SHM, Sachem Head GP may be deemed to beneficially own the 3,696,043 shares of Common Stock collectively owned directly by SH and SHM.

Percentage: Approximately 1.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,696,043
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,696,043

(c)	Sachem Head GP has not entered into any transactions in the shares of Common Stock since the filing of Amendment No. 5 to the Schedule 13D. The transaction in the shares of Common Stock on behalf of SH and SHM since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

7

CUSIP NO. 052769106

D.	Mr. Ferguson
(a)	As of the date hereof, Mr. Ferguson directly owned 2,681 shares of Common Stock underlying vested RSUs. In addition, Mr. Ferguson, as the managing partner of Sachem Head and the managing member of each of SH Management and Sachem Head GP, may be deemed to beneficially own the 6,640,000 shares of Common Stock held in the Sachem Head Funds.

Percentage: Approximately 3.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,642,681
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,642,681

(c)	Mr. Ferguson has not entered into any transactions in the shares of Common Stock since the filing of Amendment No. 5 to the Schedule 13D. The transaction in the shares of Common Stock on behalf of the Sachem Head Funds since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock reported herein.
(e)	As of June 21, 2017, the Reporting Persons ceased to be the beneficial owners of more than 5% of the shares of Common Stock of the Issuer.

8

CUSIP NO. 052769106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 22, 2017

SACHEM HEAD CAPITAL MANAGEMENT LP

By:	Uncas GP LLC, its General Partner

By:	/s/ Scott D. Ferguson
	Name:	Scott D. Ferguson
	Title:	Managing Member

UNCAS GP LLC

By:	/s/ Scott D. Ferguson
	Name:	Scott D. Ferguson
	Title:	Managing Member

SACHEM HEAD GP LLC

By:	/s/ Scott D. Ferguson
	Name:	Scott D. Ferguson
	Title:	Managing Member

/s/ Scott D. Ferguson
Scott D. Ferguson

9

CUSIP NO. 052769106

SCHEDULE A

Transactions in the Securities of the Issuer since the Filing of Amendment No. 5 to the Schedule 13D

Shares of Common Stock Sold	Price Per Share ($)	Date of Sale

SACHEM HEAD LP

1,548,136	102.75	06/21/2017

SACHEM HEAD MASTER LP

1,930,821	102.75	06/21/2017

SH SAGAMORE MASTER II LTD.

2,771,043	102.75	06/21/2017